AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15,1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 7)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             BARBARA BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:
                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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          This Amendment No. 7 (this  "Amendment")  amends and  supplements  the
Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent"), and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the
Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 12 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          The total amount of funds required by the Purchaser to purchase all of the outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is expected to be approximately $2.5 billion. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution which will be made by Parent. Parent plans to obtain the funds for such capital contribution by the issuance of commercial paper, by drawing on credit facilities and/or from working capital. In connection therewith, Parent has entered into a financing commitment letter (the "Commitment"), dated October 9, 1998, with Citibank, N.A. ("Citibank") and Salomon Smith Barney, Inc. ("SSB"). Pursuant to the Commitment, Citibank has agreed to provide Parent with commitments for senior debt facilities of $2 billion consisting of an unsecured, revolving 364-day commercial paper backstop facility (the "Facility"), and SSB has agreed to undertake to syndicate the Facility with other financial institutions. Set forth below is a summary of the principal terms of the Commitment. The proceeds of the Facility may be used to finance the acquisition of Shares pursuant to the Offer and the Merger and for other general corporate purposes of Parent.

          The Commitment is subject to conditions customary for facilities of this kind, including (a) the preparation, execution and delivery of mutually acceptable loan documentation; (b) other than as disclosed in Parent's quarterly reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, the absence of a material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of Parent and its subsidiaries, taken as a whole, since December 31, 1997; and (c) the accuracy and completeness of all representations Parent has made to Citibank and of all information Parent has furnished to Citibank in connection with the Facility and Parent's compliance with the terms of the Commitment. The Commitment will terminate on November 16, 1998 unless the Facility closes on or before such date.

          Two borrowing options will be available under the Facility. At Parent's option, any advance under the Facility may be made either (a) at a fluctuating interest rate equal to

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Citibank's  base rate, or (b) for a period of one, two, three or six (or nine if available by all lenders) months, at a periodic fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus an amount ranging from 18.5 to 62.5 basis points, based on Parent's long-term senior unsecured non-credit enhanced debt rating. In addition, Parent may request that Citibank solicit competitive bids from Citibank and the other financial institutions acceptable to Parent and Citibank for advances with requested maturities of thirty days or more. Under the Facility, up to the full aggregate amount of the commitments under the Facility may be borrowed, repaid and reborrowed subject to the satisfaction of applicable conditions to borrowing.

          The credit agreement relating to the Facility will contain customary representations and warranties and events of default.

          Parent has agreed to pay Citibank and SSB customary commitment and facility fees and has agreed to reimburse them for reasonable out-of-pocket expenses incurred in connection with the Facility. In addition, Parent has agreed to indemnify Citibank, SSB, any financial institutions with whom the Facility is syndicated and certain related persons against claims, losses, liabilities and expenses arising in connection with the Facility, the Offer and related transactions, or other business combination or similar transactions involving Parent.

          No final decisions have been made concerning the method Parent will employ to refinance and repay the indebtedness incurred by Parent under the Facility. Such decisions will be based on Parent's review from time to time of the advisability of particular actions, including the availability of cash flow generated by Parent, prevailing interest rates, market conditions and other financial and economic conditions.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)      --   Offer to Purchase, dated May 15, 1998.*
(a) (2)      --   Letter of Transmittal.*
(a) (3)      --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees.*
(a) (4)      --   Letter to Clients for Use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*
(a) (5)      --   Notice of Guaranteed Delivery.*
(a) (6)      --   Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.*
(a) (7)      --   Text of press release issued by Parent and the Company on May
                  11, 1998.*
(a)(7)(i)    --   Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)   --   Text of press release issued by Parent on June 3, 1998*
(a)(7)(iii)  --   Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)   --   Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)    --   Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)   --   Text of press release issued by Parent on September 14, 1998*

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(a) (8)      --   Form of Summary Advertisement, dated May 15, 1998.*
(c) (1)      --   Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c) (2)      --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                  Voting Trustees and the Registered Holders.*
(c) (3)      --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (4)      --   Stockholders' Agreement, dated as of January 31, 1996, between
                  Parent and the other holders of Class A Shares of the
                  Company.*
(c) (5)      --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (6)      --   Collaboration Agreement and License, dated as of January 31,
                  1996, between the Company and Parent.**
(c) (7)      --   Corn Borer-Protected Corn License Agreement, dated as of
                  January 31, 1996, between the Company and Parent.**
(c) (8)      --   Glyphosate-Protected Corn License Agreement, dated as of
                  January 31, 1996, between the Company and Parent.**
(c) (9)      --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                  dated as of January 31, 1996, between the Company and Parent.*
(d)          --   Not applicable.
(e)          --   Not applicable.
(f)          --   Not applicable.

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*   Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1998


                             MONSANTO COMPANY

                             By:  /s/ Derek K. Rapp
                                  -----------------------------------------
                                   Name:     Derek K. Rapp
                                   Title:    Director, Mergers & Acquisitions
                                             (Authorized Officer)

                             CORN ACQUISITION CORPORATION

                             By:  /s/ Barbara Blackford
                                  -----------------------------------------
                                   Name:     Barbara Blackford
                                   Title:    President, Secretary & Treasurer







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
                                  EXHIBIT INDEX

 EXHIBIT
    NO.                DESCRIPTION
-----------            -----------
(a) (1)      --   Offer to Purchase, dated May 15, 1998.*
(a) (2)      --   Letter of Transmittal.*
(a) (3)      --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees.*
(a) (4)      --   Letter to Clients for Use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*
(a) (5)      --   Notice of Guaranteed Delivery.*
(a) (6)      --   Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.*
(a) (7)      --   Text of press release issued by Parent and the Company on May
                  11, 1998.*
(a)(7)(i)    --   Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)   --   Text of press release issued by Parent on June 3, 1998.*
(a)(7)(iii)  --   Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)   --   Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)    --   Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)   --   Text of press release issued by Parent on September 14, 1998*
(a) (8)      --   Form of Summary Advertisement, dated May 15, 1998.*
(c) (1)      --   Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c) (2)      --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                  Voting Trustees and the Registered Holders.*
(c) (3)      --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (4)      --   Stockholders' Agreement, dated as of January 31, 1996, between
                  Parent and the other holders of Class A Shares of the
                  Company.*
(c) (5)      --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (6)      --   Collaboration Agreement and License, dated as of January 31,
                  1996, between the Company and Parent.**
(c) (7)      --   Corn Borer-Protected Corn License Agreement, dated as of
                  January 31, 1996, between the Company and Parent.**
(c) (8)      --   Glyphosate-Protected Corn License Agreement, dated as of
                  January 31, 1996, between the Company and Parent.**
(c) (9)      --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                  dated as of January 31, 1996, between the Company and Parent.*
(d)          --   Not applicable.
(e)          --   Not applicable.
(f)          --   Not applicable.

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*   Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.









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